SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 523RD MEETING OF THE BOARD OF DIRECTOR

 HELD ON FEBRUARY 07, 2007

On 7TH calendar day of February two thousand and seven, at 02:00 p.m., at the Company’s Office located at Avenida das Nações Unidas, No 4.777, São Paulo/SP, CEP 05.477 -000, the 523rd (five hundredth twentieth third) Meeting of the Board of Director of BRASKEM S.A. was held, attended by the undersigned Board Members. The President José Carlos Grubisich and the Officers Carlos José Fadigas Filho, Mauricio Ferro, Mr. Nelson Raso and Mrs. Ana Patrícia Soares Nogueira were also present. The Chairman of the Board of Director, Pedro Augusto Ribeiro Novis, directed the meeting and Mrs. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: The following deliberations were taken unanimously: 1) MANAGEMENT REPORT AND FINANCIAL STATEMENTS RELATED TO THE FISCAL YEAR OF 2006: a) after presentation by the President with respect to the Company’s Performance in the Fiscal Year of 2006, and due analysis and comments by the representatives of the Finance and Investment Committee, and unanimous favorable opinion by the Company’s Audit Committee, was approved the favorable statement by this Board for the approval by the Annual General Meeting, (i) of the Management Report and the Financial Statements related to the fiscal year ended on Dec 31, 2006, (ii) of the dividend payment proposal, in a total amount of thirty six million, nine hundred and thirty-two thousand, seven hundred and forty-seven Reais and forty-four cents (R$36,932,747.44), and (iii) of the proposal of income retention, based on capital budget prepared according to the 2007/2013 Business Plan, approved at the Board of Director meeting held on December 14, 2006; b) the call for the Annual General Meeting to be held on March 28, 2007 was authorized, for the purpose of deliberating on the subjects referred to in the proceeding item "a" above, the election of the members of the Audit Committee for 2007/2008, the determination of the annual compensation of the Board of Director and the Audit Committee and other related matters, being delegated to the Chairman of the Board of Director the definition of the Meeting’s time, to be published in the corresponding call; 2) PROPOSALS OF RESOLUTION (“PD”) – approved, after the due analysis of their terms and related documents, the following Proposals of Resolution, previously made by the Board of Executive Officers to the members of the Board of Director, as established in the Internal Regulations, the copies of which were duly filed at the Company’s headquarter: a) PD.CA/BAK-01/2007 – Export Prepayment Transaction, for the purpose of authorizing (i) an agreement for an export prepayment transaction in an amount of up to two hundred million US dollars (USD200,000,000.00); and (ii) the Board of Executive Officers to enter the documents and agreements required for the faithful fulfillment of the transaction object of said resolution; b) PD.CA/BAK-02/2007 – Engagement Agreement, for the purpose of (i) approving the entering of an engagement agreement for the performance of services of shutdowns, enlargement and maintenance in existing industrial plants, as set forth in Annex 1 of the respective PD, being delegated to the Finance and Investment Committee the responsibility for the follow up of the agreement, as per the guidelines set forth in said Exhibit; c) PD.CA/BAK-03/2007 – Guarantee in Court Case – for the purpose of approving (i) the offer of a guarantee by Braskem in favor of Tractebel Energia S.A., according to the conditions set forth in the respective PD; and (ii) the Board of Executive Officers to enter into any document required for the submission of the guarantee object of said resolution; II) Subjects to be Acknowledged: Presentations were made by the respective Executive Officers responsible for the subjects mentioned in this item II, namely: 1) Follow up of the Braskem + Program; 2) Works for follow up of the Company’s SSMA Policy carried out by the People and Organization Committee; 3) Updating on the corporate evolution process of Braskem. III) Subjects of Interest to the Company: Nothing to be recorded. IV) Adjournment – No further subjects remaining to be discussed, these minutes were drafted which, after being read, discussed and found conforming , being signed by all the present Board Members, by the Chairman and by the Secretary of the Meeting.. São Paulo/SP, February 07, 2007. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice-Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima; Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon].

Conforms to the original recorded on the specific book. Ana Patrícia Soares Nogueira Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.